Exhibit 99.1
Release

Frankfurt	23 July 2010
Deutsche Bank publishes CEBS stress test results
Pro-forma Tier 1 capital ratio 2011 under adverse scenario at 10.3%, under additional sovereign risk scenario Tier 1 ratio at 9.7%
Deutsche Bank (XETRA: DBKGn.DE / NYSE: DB) was subject to the 2010 EU-wide stress testing exercise coordinated by the Committee of European Banking Supervisors (CEBS), in cooperation with the European Central Bank (ECB), Deutsche Bundesbank, and the German Federal Financial Supervisory Authority (BaFin).
Deutsche Bank acknowledges the outcomes of the EU-wide stress tests.
This stress test complements the risk management procedures and regular stress testing programs set up in Deutsche Bank under the Pillar 2 framework of Basel II and the Capital Requirements Directive (CRD).
The exercise was conducted using the scenarios, methodology and key assumptions provided by CEBS (see the aggregate report published on the CEBS website). As a result of the assumed shock under the adverse scenario, the estimated consolidated Tier 1 capital ratio would change to 10.3% in 2011 compared to 12.6% as of end of 2009. An additional sovereign risk scenario would have a further impact of 0.6 percentage points on the estimated Tier 1 capital ratio, bringing it to 9.7% at the end of 2011, compared with the regulatory minimum of 4%.
The results of the most severe stress scenario (including sovereign shock) suggest for Deutsche Bank a buffer of EUR 14.1 bn of Tier 1 capital against the threshold of a 6% Tier 1 capital adequacy ratio agreed exclusively for the purposes of this exercise. This threshold should by no means be interpreted as a regulatory minimum (the regulatory minimum for the Tier 1 capital ratio is 4%), nor as a capital target reflecting the risk profile of the institution determined as a result of the supervisory review process in Pillar 2 of the CRD.
Given that the stress test was carried out under a number of key common simplifying assumptions (e.g. constant balance sheet, however, acquisitions were to be added) the information on the benchmark scenario is provided only for comparison purposes and should in no way be construed as a forecast.
In the interpretation of the outcome of the exercise, it is imperative to differentiate between the results obtained under the different scenarios developed for the purposes of the EU-wide exercise. The results of the adverse scenario should not be considered as representative of the current situation or possible present capital needs. A stress testing exercise does not provide forecasts of expected outcomes since the adverse scenarios are designed as “what-if” scenarios including plausible but extreme assumptions, which are therefore not very likely to materialise. Different stresses may produce different outcomes depending on the circumstances of each institution.
Background
The objective of the 2010 EU-wide stress test exercise conducted under the mandate from the EU Council of Ministers of Finance (ECOFIN) and coordinated by CEBS in cooperation with the ECB, national supervisory authorities and the EU Commission, is to assess the overall resilience of the EU banking sector and the banks’ ability to absorb further possible shocks on credit and market risks, including sovereign risks.
The exercise has been conducted on a bank-by-bank basis for a sample of 91 EU banks from 20 EU Member States, covering at least 50% of the banking sector, in terms of total consolidated assets, in each of the 27 EU Member States, using commonly agreed macro-economic scenarios (benchmark and adverse) for 2010 and 2011, developed in close cooperation with the ECB and the European Commission.
More information on the scenarios, methodology, aggregate and detailed individual results is available from CEBS. Information can also be obtained from the website of BaFin or Deutsche Bundesbank.

Deutsche Bank — CEBS Stress test results, July 2010
Actual results

At December 31, 2009	in EUR m
Total Tier 1 capital	34,406
Total regulatory capital	37,929
Total risk weighted assets	273,477

Pre-impairment income (including operating expenses)	9,400
Impairment losses on financial assets in the banking book	-3,071
Other income	-1,126

1 yr Loss rate on Corporate exposures (%)[1]	1.9%
1 yr Loss rate on Retail exposures (%)[1]	0.8%
Tier 1 ratio (%)	12.6%
Outcomes of stress test scenarios
The stress test was carried out under a number of key common simplifying assumptions (e.g. constant balance sheet, uniform treatment of securitisation exposures). Therefore, the information relative to the benchmark scenarios is provided only for comparison purposes and should in no way be construed as a forecast.

Benchmark scenario at December 31, 2011[2]	in EUR m
Total Tier 1 capital after the benchmark scenario	41,527
Total regulatory capital after the benchmark scenario	43,756
Total risk weighted assets after the benchmark scenario	315,057

Tier 1 ratio (%) after the benchmark scenario	13.2%

Adverse scenario at December 31, 2011[2]	in EUR m
Total Tier 1 capital after the adverse scenario	38,987
Total regulatory capital after the adverse scenario	40,666
Total risk weighted assets after the adverse scenario	378,924

2 yr cumulative pre-impairment income after the adverse scenario (including operating expenses)[2]	21,775
2 yr cumulative impairment losses on financial assets in the banking book after the adverse scenario[2]	-10,713
2 yr cumulative losses on the trading book after the adverse scenario[2]	-2,788
2 yr cumulative other income after the adverse scenario[2]	-622

2 yr Loss rate on Corporate exposures (%) after the adverse scenario[1,2]	1.3%
2 yr Loss rate on Retail exposures (%) after the adverse scenario[1,2]	1.9%

Tier 1 ratio (%) after the adverse scenario	10.3%

Additional sovereign shock on the adverse scenario at December 31, 2011	in EUR m
Additional impairment losses on the banking book after the sovereign shock[2]	-411
Additional losses on sovereign exposures in the trading book after the sovereign shock[2]	-2,812

2 yr Loss rate on Corporate exposures (%) after the adverse scenario and sovereign shock[1,2,3]	1.7%
2 yr Loss rate on Retail exposures (%) after the adverse scenario and sovereign shock[1,2,3]	2.1%

Tier 1 ratio (%) after the adverse scenario and sovereign shock	9.7%

Additional capital needed to reach a 6% Tier 1 ratio under the adverse scenario + additional sovereign shock, at the end of 2011	0

1.	Impairment losses as a % of corporate/retail exposures in AFS, and loans and receivables portfolios. For 2009 ratio is heavily impacted by impairments from IAS 39 reclassified loans

2.	Cumulative for 2010 and 2011

3.	On the basis of losses estimated under both the adverse scenario and the additional sovereign shock

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